UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of March 31, 2024, with the independent registered public accounting firm report

INDEX Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of March 31, 2024 and December 31, 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2024	12.31.2023

Cash and cash equivalents	3	11,547	12,727
Marketable securities	3	4,818	2,819
Trade and other receivables	9	5,041	6,135
Inventories	10	8,176	7,681
Recoverable income taxes	12	362	218
Other recoverable taxes	12	1,179	960
Others	16	1,761	1,570
		32,884	32,110
Assets classified as held for sale	23	335	335
Current assets		33,219	32,445

Trade and other receivables	9	1,462	1,847
Marketable securities	3	1,880	2,409
Judicial deposits	14	14,821	14,746
Deferred income taxes	12	1,167	965
Other recoverable taxes	12	4,417	4,516
Others	16	2,245	2,315
Long-term receivables		25,992	26,798
Investments	22	1,235	1,358
Property, plant and equipment - PP&E	17	150,211	153,424
Intangible assets	18	2,966	3,042
Non-current assets		180,404	184,622

Total assets		213,623	217,067

Liabilities	Note	03.31.2024	12.31.2023

Trade payables	11	5,164	4,813
Finance debt	24	4,914	4,322
Lease liability	25	7,455	7,200
Income taxes payable	12	1,007	1,300
Other taxes payable	12	3,954	4,166
Dividends payable	26	20	3,539
Provision for decommissioning costs	15	2,054	2,032
Employee benefits	13	2,796	2,932
Others	16	2,912	3,015
		30,276	33,319
Liabilities related to assets classified as held for sale	23	523	541
Current liabilities		30,799	33,860

Finance debt	24	22,824	24,479
Lease liability	25	26,645	26,599
Income taxes payable	12	279	299
Deferred income taxes	12	10,040	10,910
Employee benefits	13	15,310	15,579
Provisions for legal proceedings	14	3,369	3,305
Provision for decommissioning costs	15	20,378	21,171
Others	16	1,930	1,890
Non-current liabilities		100,775	104,232
Current and non-current liabilities		131,574	138,092

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		178	410
Profit reserves	26	77,423	72,641
Accumulated other comprehensive deficit		(103,112)	(101,569)
Attributable to the shareholders of Petrobras		81,590	78,583
Non-controlling interests		459	392
Equity		82,049	78,975

Total liabilities and equity		213,623	217,067
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

For the three-month periods ended March 31, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2024	Jan-Mar/2023
Sales revenues	4	23,768	26,771
Cost of sales	5	(11,511)	(12,658)
Gross profit		12,257	14,113

Income (expenses)
Selling expenses	5	(1,333)	(1,221)
General and administrative expenses	5	(447)	(357)
Exploration costs	20	(135)	(157)
Research and development expenses		(183)	(154)
Other taxes		(140)	(200)
Impairment (losses) reversals, net	19	9	(3)
Other income and expenses, net	6	(1,044)	(468)
		(3,273)	(2,560)

Income before net finance income (expense), results of equity-accounted investments and income taxes		8,984	11,553

Finance income		552	465
Finance expenses		(1,072)	(844)
Foreign exchange gains (losses) and inflation indexation charges		(1,419)	(243)
Net finance income (expense)	7	(1,939)	(622)

Results of equity-accounted investments	22	(93)	35

Net income before income taxes		6,952	10,966

Income taxes	12	(2,147)	(3,596)

Net income for the period		4,805	7,370
Net income attributable to shareholders of Petrobras		4,782	7,341
Net income attributable to non-controlling interests		23	29
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	0.37	0.56

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

For the three-month periods ended March 31, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2024	Jan-Mar/2023
Net income for the period		4,805	7,370

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	13
Recognized in equity		−	(109)
Deferred income tax		−	37
		−	(72)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	27
Recognized in equity		(2,022)	1,468
Reclassified to the statement of income		697	1,154
Deferred income tax		451	(892)
		(874)	1,730

Translation adjustments (1)
Recognized in equity		(672)	569

Share of other comprehensive income (loss) in equity-accounted investments	22
Recognized in equity		(9)	89

Other comprehensive income (loss)		(1,555)	2,316

Total comprehensive income		3,250	9,686
Comprehensive income attributable to shareholders of Petrobras		3,239	9,652
Comprehensive income attributable to non-controlling interests		11	34
(1) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

For the three-month periods ended March 31, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2024	Jan-Mar/2023
Cash flows from operating activities
Net income for the period		4,805	7,370
Adjustments for:
Pension and medical benefits	13	433	370
Results of equity-accounted investments	22	93	(35)
Depreciation, depletion and amortization	29	3,362	2,924
Impairment of assets (reversals), net	19	(9)	3
Inventory write down (write-back) to net realizable value	10	(44)	(8)
Allowance (reversals) for credit loss on trade and other receivables, net		30	24
Exploratory expenditure write-offs	20	50	32
Gain on disposal/write-offs of assets	6	(162)	(496)
Foreign exchange, indexation and finance charges		1,935	656
Income taxes	12	2,147	3,596
Revision and unwinding of discount on the provision for decommissioning costs		280	212
Results from co-participation agreements in bid areas	6	(48)	(28)
Early termination and cash outflows revision of lease agreements		(69)	(167)
Losses with legal, administrative and arbitration proceedings, net	6	281	254
Decrease (Increase) in assets
Trade and other receivables		604	412
Inventories		(627)	989
Judicial deposits		(288)	(403)
Other assets		34	111
Increase (Decrease) in liabilities
Trade payables		407	(478)
Other taxes payable		(520)	(217)
Pension and medical benefits		(203)	(178)
Provisions for legal proceedings		(78)	(85)
Other employee benefits		(59)	35
Provision for decommissioning costs		(263)	(165)
Other liabilities		(82)	(101)
Income taxes paid		(2,623)	(4,280)
Net cash provided by operating activities		9,386	10,347
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(2,838)	(2,423)
Acquisition of equity interests		(1)	(8)
Proceeds from disposal of assets - Divestment		569	1,855
Financial compensation from co-participation agreements		397	391
Divestment (Investment) in marketable securities		(1,475)	(930)
Dividends received		24	11
Net cash (used in) provided by investing activities		(3,324)	(1,104)
Cash flows from financing activities
Changes in non-controlling interest		93	(75)
Proceeds from finance debt	24	2	51
Repayment of principal - finance debt	24	(1,007)	(750)
Repayment of interest - finance debt	24	(594)	(570)
Repayment of lease liability	25	(1,918)	(1,389)
Dividends paid to Shareholders of Petrobras	26	(3,455)	(4,192)
Share repurchase program	26	(232)	−
Dividends paid to non-controlling interests		(57)	(48)
Net cash used in financing activities		(7,168)	(6,973)
Effect of exchange rate changes on cash and cash equivalents		(74)	24
Net change in cash and cash equivalents		(1,180)	2,294
Cash and cash equivalents at the beginning of the period		12,727	7,996

Cash and cash equivalents at the end of the period		11,547	10,290
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

For the three-month periods ended March 31, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	66,434	−	69,492	344	69,836
		107,101	1,144				(105,187)	66,434	−	69,492	344	69,836
Capital transactions	−	−	−	−	−	−	−	−	−	−	(74)	(74)
Net income	−	−	−	−	−	−	−	−	7,341	7,341	29	7,370
Other comprehensive income (loss)	−	−	−	564	1,730	(72)	89	−	−	2,311	5	2,316
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(44)	(44)
Balance at March 31, 2023	107,380	(279)	1,144	(73,607)	(15,777)	(12,648)	(844)	66,434	7,341	79,144	260	79,404
		107,101	1,144				(102,876)	66,434	7,341	79,144	260	79,404

Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)		−	78,583	392	78,975
Treasury shares	−	−	(232)	−	−	−	−	−	−	(232)	−	(232)
Capital transactions	−	−	−	−	−	−	−	−	−	−	94	94
Net income	−	−	−	−	−	−	−	−	4,782	4,782	23	4,805
Other comprehensive income (loss)	−	−	−	(660)	(874)	−	(9)	−	−	(1,543)	(12)	(1,555)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	−	−	−	−
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(38)	(38)
Balance at March 31, 2024	107,380	(279)	178	(73,664)	(12,894)	(15,879)	(675)	72,641	4,782	81,590	459	82,049
		107,101	178				(103,112)	72,641	4,782	81,590	459	82,049

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2023, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 13, 2024.

1.2.	New standards and interpretations

On January 1, 2024, amendments to standards issued by the IASB came into force and were adopted by the Company, as disclosed in note 6 of the financial statements of December 31, 2023. According to the assessment carried out by Management, there were no material impacts on the initial application of these amendments in these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2023.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	03.31.2024	12.31.2023
Cash at bank and in hand	723	103
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	555	1,742
Other investment funds	133	279
	688	2,021
- Abroad
Time deposits	6,469	7,737
Automatic investing accounts and interest checking accounts	3,652	2,852
Other financial investments	15	14
	10,136	10,603
Total short-term financial investments	10,824	12,624
Total cash and cash equivalents	11,547	12,727

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	03.31.2024	12.31.2023
Fair value through profit or loss	934	926
Amortized cost - Bank Deposit Certificates and time deposits	5,711	4,249
Amortized cost - Others	53	53
Total	6,698	5,228
Current	4,818	2,819
Non-current	1,880	2,409

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Mar/2024	Jan-Mar/2023
Diesel	7,076	8,305
Gasoline	3,205	3,694
Liquefied petroleum gas	758	929
Jet fuel	1,184	1,406
Naphtha	427	478
Fuel oil (including bunker fuel)	344	286
Other oil products	1,019	1,084
Subtotal oil products	14,013	16,182
Natural gas	1,322	1,526
Crude oil	1,229	1,350
Renewables and nitrogen products	31	21
Breakage	140	220
Electricity	128	110
Services, agency and others	247	244
Domestic market	17,110	19,653

Exports	6,398	6,741
Crude oil	4,911	5,547
Fuel oil (including bunker fuel)	1,322	1,034
Other oil products and other products	165	160
Sales abroad (1)	260	377
Foreign market	6,658	7,118
Sales revenues	23,768	26,771
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2024	Jan-Mar/2023
Domestic market	17,110	19,653
China	1,481	2,493
Americas (except United States)	1,051	1,423
Europe	1,213	1,348
Asia (except China and Singapore)	483	475
United States	1,475	563
Singapore	950	815
Others	5	1
Foreign market	6,658	7,118
Sales revenues	23,768	26,771

In the three-month period ended March 31, 2024, sales to one client of the refining, transportation and marketing segment represented individually 15% of the Company’s sales revenues; in the same period of 2023, sales to two clients of the same segment represented individually 16% and 11% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Mar/2024	Jan-Mar/2023
Raw material, products for resale, materials and third-party services (1)	(5,391)	(7,095)
Depreciation, depletion and amortization	(2,649)	(2,396)
Production taxes	(3,030)	(2,783)
Employee compensation	(441)	(384)
Total	(11,511)	(12,658)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Jan-Mar/2024	Jan-Mar/2023
Materials, third-party services, freight, rent and other related costs	(1,120)	(1,026)
Depreciation, depletion and amortization	(173)	(150)
Allowance for expected credit losses	(10)	(21)
Employee compensation	(30)	(24)
Total	(1,333)	(1,221)

5.3.	General and administrative expenses
	Jan-Mar/2024	Jan-Mar/2023
Employee compensation	(292)	(229)
Materials, third-party services, rent and other related costs	(120)	(102)
Depreciation, depletion and amortization	(35)	(26)
Total	(447)	(357)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Mar/2024	Jan-Mar/2023
Stoppages for asset maintenance and pre-operating expenses	(652)	(499)
Pension and medical benefits - retirees	(309)	(281)
Losses with legal, administrative and arbitration proceedings	(281)	(254)
Profit sharing	(176)	(35)
Variable compensation programs	(79)	(140)
Operating expenses with thermoelectric power plants	(66)	(41)
Institutional relations and cultural projects	(27)	(22)
Expenses with contractual fines received	(17)	(62)
Amounts recovered from Lava Jato investigation (1)	5	89
Gains (losses) with commodities derivatives	5	79
Ship/take or pay agreements and fines imposed to suppliers	47	33
Results from co-participation agreements in bid areas	48	28
Fines imposed on suppliers	56	43
Early termination and changes to cash flow estimates of leases	69	167
Government grants	78	104
Reimbursements from E&P partnership operations	156	161
Results on disposal/write-offs of assets	162	496
Others (2)	(63)	(334)
Total	(1,044)	(468)
(1) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was US$ 1,727, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(2) It includes, in the first quarter of 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

7.	Net finance income (expense)
	Jan-Mar/2024	Jan-Mar/2023
Finance income	552	465
Income from investments and marketable securities (Government Bonds)	432	333
Other finance income	120	132
Finance expenses	(1,072)	(844)
Interest on finance debt	(554)	(541)
Unwinding of discount on lease liability	(547)	(358)
Capitalized borrowing costs	376	271
Unwinding of discount on the provision for decommissioning costs	(272)	(212)
Other finance expenses	(75)	(4)
Foreign exchange gains (losses) and indexation charges	(1,419)	(243)
Foreign exchange gains (losses) (1)	(881)	797
Reclassification of hedge accounting to the Statement of Income (1)	(697)	(1,154)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(70)	(32)
Recoverable taxes inflation indexation income	49	64
Other foreign exchange gains and indexation charges, net	180	82
Total	(1,939)	(622)
(1) For more information, see notes 27.2.2 a and 27.2.2 c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Consolidated statement of income by operating segment
Jan-Mar/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	16,077	22,190	2,422	78	(16,999)	23,768
Intersegments	15,974	303	720	2	(16,999)	−
Third parties	103	21,887	1,702	76	-	23,768
Cost of sales	(6,614)	(19,983)	(1,177)	(74)	16,337	(11,511)
Gross profit (loss)	9,463	2,207	1,245	4	(662)	12,257
Income (expenses)	(630)	(836)	(889)	(918)	−	(3,273)
Selling expenses	(1)	(551)	(768)	(13)	-	(1,333)
General and administrative expenses	(20)	(84)	(28)	(315)	-	(447)
Exploration costs	(135)	-	-	-	-	(135)
Research and development expenses	(139)	(2)	-	(42)	-	(183)
Other taxes	(20)	(7)	(5)	(108)	-	(140)
Impairment (losses) reversals, net	(4)	-	-	13	-	9
Other income and expenses, net	(311)	(192)	(88)	(453)	-	(1,044)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	8,833	1,371	356	(914)	(662)	8,984
Net finance income (expense)	-	-	-	(1,939)	-	(1,939)
Results of equity-accounted investments	17	(130)	21	(1)	-	(93)
Net income / (loss) before income taxes	8,850	1,241	377	(2,854)	(662)	6,952
Income taxes	(3,005)	(466)	(120)	1,218	226	(2,147)
Net income (loss) for the period	5,845	775	257	(1,636)	(436)	4,805
Attributable to:
Shareholders of Petrobras	5,846	775	242	(1,645)	(436)	4,782
Non-controlling interests	(1)	-	15	9	-	23

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Mar/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,730	24,842	2,854	76	(16,731)	26,771
Intersegments	15,450	474	805	2	(16,731)	−
Third parties	280	24,368	2,049	74	-	26,771
Cost of sales	(6,379)	(21,868)	(1,467)	(77)	17,133	(12,658)
Gross profit (loss)	9,351	2,974	1,387	(1)	402	14,113
Income (expenses)	(123)	(1,178)	(779)	(475)	(5)	(2,560)
Selling expenses	(7)	(533)	(652)	(24)	(5)	(1,221)
General and administrative expenses	(16)	(78)	(15)	(248)	-	(357)
Exploration costs	(157)	-	-	-	-	(157)
Research and development expenses	(124)	(2)	(1)	(27)	-	(154)
Other taxes	(18)	(106)	(9)	(67)	-	(200)
Impairment (losses) reversals, net	13	(16)	-	-	-	(3)
Other income and expenses, net	186	(443)	(102)	(109)	-	(468)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	9,228	1,796	608	(476)	397	11,553
Net finance expense	-	-	-	(622)	-	(622)
Results of equity-accounted investments	17	14	4	-	-	35
Net income / (loss) before income taxes	9,245	1,810	612	(1,098)	397	10,966
Income taxes	(3,138)	(611)	(206)	494	(135)	(3,596)
Net income (loss) for the period	6,107	1,199	406	(604)	262	7,370
Attributable to:
Shareholders of Petrobras	6,108	1,199	388	(616)	262	7,341
Non-controlling interests	(1)	-	18	12	-	29

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Mar/2024	2,530	648	153	31	3,362
Jan-Mar/2023	2,215	558	124	27	2,924

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2024

Current assets	2,450	11,742	433	24,205	(5,611)	33,219
Non-current assets	133,252	22,964	6,771	17,417	−	180,404
Long-term receivables	9,088	2,090	81	14,733	−	25,992
Investments	339	687	153	56	−	1,235
Property, plant and equipment	121,455	20,052	6,461	2,243	−	150,211
Operating assets	104,258	17,212	3,927	1,706	−	127,103
Under construction	17,197	2,840	2,534	537	−	23,108
Intangible assets	2,370	135	76	385	−	2,966
Total Assets	135,702	34,706	7,204	41,622	(5,611)	213,623

Consolidated assets by operating segment - 12.31.2023

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042
Total Assets	138,868	34,802	6,776	41,899	(5,278)	217,067

9.	Trade and other receivables
9.1.	Trade and other receivables
	03.31.2024	12.31.2023
Receivables from contracts with customers
Third parties	5,428	6,038
Related parties
Investees (note 28.1)	148	140
Subtotal	5,576	6,178
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	1,481	2,162
Lease receivables	341	352
Other receivables	449	627
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	274	278
Subtotal	2,545	3,419
Total trade and other receivables, before ECL	8,121	9,597
Expected credit losses (ECL) - Third parties	(1,615)	(1,613)
Expected credit losses (ECL) - Related parties	(3)	(2)
Total trade and other receivables	6,503	7,982
Current	5,041	6,135
Non-current	1,462	1,847

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 359 as of March 31, 2024 (US$ 503 as of December 31, 2023).

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling US$ 292 (US$ 611 as of December 31, 2023), from the sale of the Roncador field for US$ 362 (US$ 360 as of December 31, 2023), and the Potiguar group of fields for US$ 271 (US$ 265 as of December 31, 2023).

The second and final installment of Petroleum and Alcohol Accounts in the amount of US$ 274 is in a judicial account and awaits court clearance to work as a guarantee in a tax enforcement proceeding.

9.2.	Aging of trade and other receivables – third parties
	03.31.2024		12.31.2023
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,749	(45)	6,948	(34)
Overdue:
1-90 days (1)	200	(45)	472	(43)
91-180 days	32	(18)	19	(10)
181-365 days	42	(35)	63	(57)
More than 365 days	1,676	(1,472)	1,677	(1,469)
Total	7,699	(1,615)	9,179	(1,613)
(1) On January 10, 2024, Petrobras received US$ 298 from Carmo Energy as the last installment relating to the sale of the Carmópolis cluster, which was due on December 20, 2023.

9.3.	Changes in provision for expected credit losses – third parties and related parties
	2024 Jan-Mar	2023 Jan-Mar
Opening balance	1,615	1,536
Additions	58	43
Write-offs	(2)	−
Reversals	(24)	(21)
Translation adjustment	(29)	24
Closing balance	1,618	1,582
Current	309	267
Non-current	1,309	1,315

10.	Inventories
	03.31.2024	12.31.2023
Crude oil	3,296	3,375
Oil products	2,729	2,196
Intermediate products	586	635
Natural gas and Liquefied Natural Gas (LNG)	119	78
Biofuels	14	13
Fertilizers	1	1
Total products	6,745	6,298
Materials, supplies and others	1,431	1,383
Total	8,176	7,681

In the three-month period ended March 31, 2024, the Company recognized a US$ 44 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 8 reversal of cost of sales in the three-month period ended March 31, 2023), primarily due to changes in international prices of crude oil and oil products.

At March 31, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 901.

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Trade payables
	03.31.2024	12.31.2023
Third parties in Brazil	3,294	3,624
Third parties abroad	1,859	1,176
Related parties (note 28.1)	11	13
Total	5,164	4,813

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of March 31, 2024, the balance advanced by suppliers, within the scope of the program, is US$ 135 (US$ 110 as of December 31, 2023) and has a payment term from 7 to 92 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Taxes in Brazil
Income taxes	356	199	656	989	−	−
Income taxes - Tax settlement programs	−	−	58	58	279	299
	356	199	714	1,047	279	299
Taxes abroad	6	19	293	253	−	−
Total	362	218	1,007	1,300	279	299

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2024	Jan-Mar/2023
Net income before income taxes	6,952	10,966
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,363)	(3,729)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	287	246
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(50)	(101)
Tax incentives	31	43
Tax loss carryforwards (unrecognized tax losses) (2)	56	(5)
Non-taxable income (non-deductible expenses), net	25	6
Post-employment benefits	(121)	(77)
Results of equity-accounted investments in Brazil and abroad	(35)	11
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	21	9
Others	2	1
Income taxes	(2,147)	(3,596)
Deferred income taxes	335	(672)
Current income taxes	(2,482)	(2,924)
Effective tax rate of income taxes	30.9%	32.8%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) The Company adhered to a program established by the Federal Revenue of Brazil (under the terms of Federal Law No. 14,740/23 and Normative Instruction No. 2,168/23) which encourages tax settlement. Thus, the Company settled debts amounting to US$ 112, of which US$ 53 by means of tax loss carryforwards and negative basis of the CSLL of a subsidiary, and US$ 59 in cash payment. PPSP-NE pre-70 plans.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Mar/2024	Jan-Mar/2023
Opening balance	(9,945)	(5,918)
Recognized in the statement of income for the period	335	(672)
Recognized in shareholders’ equity	451	(855)
Translation adjustment	307	(208)
Use of tax loss carryforwards	−	-
Others	(21)	1
Closing balance	(8,873)	(7,652)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	03.31.2024	12.31.2023
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(5,892)	(6,296)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,984	4,203
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(9,274)	(9,369)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(18,686)	(18,784)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(1,760)	(2,479)
Leasings	Appropriation of the considerations	9,414	9,240
Provision for decommissioning costs	Payments and use of provisions	7,742	8,010
Provision for legal proceedings	Payments and use of provisions	978	954
Tax loss carryforwards	Taxable income compensation	1,160	1,140
Inventories	Sales, write-downs and losses	580	411
Employee Benefits	Payments and use of provisions	1,943	2,036
Others		938	989
Total		(8,873)	(9,945)
Deferred tax assets		1,167	965
Deferred tax liabilities		(10,040)	(10,910)

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Uncertain treatments on Corporate Income Tax (CIT)

In 2023 and the three-month period ended March 31, 2024, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of US$ 601, updated through March 31, 2024 by applicable interest rates.

Tax treatments of certain subsidiaries from 2020 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of US$ 248. Thus, the total amount of these uncertain tax treatments is US$ 849, updated through March 31, 2024 by applicable interest rates.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income in 2023, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Taxes in Brazil
Current / Non-current ICMS (VAT)	681	592	626	607	1,128	1,032	−	−
Current / Non-current PIS and COFINS	434	304	2,793	2,876	468	265	147	141
Claim to recover PIS and COFINS	−	−	716	733	−	−	−	−
Production taxes	−	−	−	−	1,776	2,094	138	145
Withholding income taxes	−	−	−	−	119	272	−	−
Others	57	58	272	290	385	443	90	90
Total in Brazil	1,172	954	4,407	4,506	3,876	4,106	375	376
Taxes abroad	7	6	10	10	78	60	−	−
Total	1,179	960	4,417	4,516	3,954	4,166	375	376
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	03.31.2024	12.31.2023
Liabilities
Short-term employee benefits	1,885	1,986
Termination benefits	119	143
Post-employment benefits	16,102	16,382
Total	18,106	18,511
Current	2,796	2,932
Non-current	15,310	15,579

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.1.	Short-term employee benefits
	03.31.2024	12.31.2023
Variable compensation programs	439	464
Accrued vacation and 13th salary	645	574
Salaries and related charges and other provisions	230	343
Profit sharing	571	605
Total	1,885	1,986
Current	1,843	1,944
Non-current (1)	42	42
(1) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Mar/2024	Jan-Mar/2023
Salaries, accrued vacations and related charges	(924)	(747)
Variable compensation programs (1)	(79)	(140)
Profit sharing (1)	(176)	(35)
Management fees and charges	(3)	(2)
Total	(1,182)	(924)
(1) It includes adjustments to provisions related to previous years.

13.1.1.	Variable compensation programs

Performance award programs (Programa de Prêmio por Desempenho - PRD and Programa de Prêmio por Performance - PPP)

In the three-month period ended March 31, 2024, the Company:

•	paid US$ 88 relating the PPP for 2023, since the related metrics relating to the Company’s and individual performance were achieved in 2023; and
•	provisioned US$ 79 relating to the PRD for 2024 (US$ 139 for the same period of 2023), recorded in other income and expenses, including variable compensation programs from consolidated companies.

On April 30, 2024, the Company paid US$ 295 relating the remaining balance of the PPP for 2023.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the three-month period ended March 31, 2024, the Company:

•	paid US$ 192 relating to the PLR for 2023, with final payment expected to occur on May 31, 2024, considering the current agreement for the PLR, which provides individual limits according to employee remuneration; and
•	provisioned US$ 176 relating to the PLR for 2024 (US$ 35 for the same period of 2023), recorded in other income and expenses.
13.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

Voluntary severance programs

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages. These programs are currently closed for enrollment.

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Recognition of the liability and the expense for termination benefits occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of March 31, 2024, from the balance of US$ 119, US$ 11 refers to the second installment of 213 retired employees and US$ 108 refers to 980 employees enrolled in voluntary severance programs with expected termination by 2026.

13.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), through five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	03.31.2024	12.31.2023
Liabilities
Health Care Plan - Saúde Petrobras - AMS	9,547	9,662
Petros Pension Plan - Renegotiated (PPSP-R)	4,105	4,221
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,306	1,338
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	513	519
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	456	461
Petros 2 Pension Plan (PP-2)	175	181
Total	16,102	16,382
Current	891	907
Non-current	15,211	15,475

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

As provided in clause 37, paragraph 2 of the Collective Bargaining Agreement 2023-2025, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

The aforementioned resolutions were revoked on April 26, 2024 and, for this reason, the Company and the unions began to discuss a new costing relationship.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

On March 28, 2024, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2023, sponsored by the Company.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2023 with the net actuarial liability registered by the Company at the same date:

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	353	101
Ordinary and extraordinary future contributions - sponsor	4,735	1,392
Contributions related to the TFC - sponsor	791	477
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,139)	(171)
Net actuarial liability recorded by the Company	4,740	1,799
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

• Sponsor Contributions – in the calculation of the obligation, Petros considers the future cash flow of ordinary and extraordinary sponsor and participants contributions, discounted to present value, according to the CNPC criteria, while the Company only considers them as they are made.

• Financial Assumptions - the main difference is the definition of the real interest rate established by Petros, which is according to the expected profitability of the current investment portfolios and the parameters published by the CNPC, considering a moving average of recent years in setting safety limits. On the other hand, the Company determines the real interest rates through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of long-term Brazilian Federal Government securities (“Tesouro IPCA”, formerly known as NTN).

• Changes in the fair value of plan assets – Petros measures government securities based on its curve, with a portfolio immunization strategy, while in the Company measures at market value.

13.3.1.	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	107	41	4	281	433
Current service cost	2	1	−	59	62
Net interest	105	40	4	222	371
Cash effects	(83)	(22)	(4)	(94)	(203)
Contributions paid (2)	(83)	(22)	(4)	(94)	(203)
Other changes	(146)	(56)	(6)	(302)	(510)
Translation Adjustment	(146)	(56)	(6)	(302)	(510)
Balance at March 31, 2024	4,618	1,762	175	9,547	16,102
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the extraordinary contributions relating to the deficit settlement plans of PPSP-R and PPSP-NR.

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2022	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	118	40	7	205	370
Current service cost	3	1	2	35	41
Net interest	115	39	5	170	329
Recognized in Equity - other comprehensive income	109	−	−	−	109
Remeasurement effects (2)	109	−	−	−	109
Cash effects	(66)	(22)	−	(90)	(178)
Contributions paid (3)	(66)	(22)	−	(90)	(178)
Other changes	109	38	6	159	312
Others	−	−	−	1	1
Translation Adjustment	109	38	6	158	311
Balance at March 31, 2023	4,160	1,436	176	6,087	11,859
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.
(3) It includes the extraordinary contributions relating to the deficit settlement plans of PPSP-R and PPSP-NR.

The net expense with pension and healthcare plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(8)	(2)	(1)	(113)	(124)
Related to retirees (other income and expenses)	(99)	(39)	(3)	(168)	(309)
Net costs for Jan-Mar/2024	(107)	(41)	(4)	(281)	(433)
Related to active employees (cost of sales and expenses)	(12)	(2)	(3)	(72)	(89)
Related to retirees (other income and expenses)	(106)	(38)	(4)	(133)	(281)
Net costs for Jan-Mar/2023	(118)	(40)	(7)	(205)	(370)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.3.2.	Contributions

In the three-month period ended March 31, 2024, the Company contributed with US$ 203 (US$ 178 in the same period of 2023), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.1), and with US$ 61 and US$ 0.6, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 54 for PP-2 and US$ 0.4 for PP-3 in the same period of 2023).

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; (iii) claims for alleged non-payment of CIDE on imports of propane and butane; and (iv) claims for alleged non-payment of social security contributions on allowances and bonuses.

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) collective and individual claims that discuss topics related to pension plans managed by Petros.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	03.31.2024	12.31.2023
Labor claims	802	806
Tax claims	554	544
Civil claims	1,668	1,614
Environmental claims	345	341
Total	3,369	3,305

	Jan-Mar/2024	Jan-Mar/2023
Opening Balance	3,305	3,010
Additions, net of reversals	152	182
Use of provision	(117)	(102)
Revaluation of existing proceedings and interest charges	131	69
Others	2	(1)
Translation adjustment	(104)	84
Closing Balance	3,369	3,242

In preparing its unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	03.31.2024	12.31.2023
Tax	10,598	10,607
Labor	948	979
Civil	3,090	2,977
Environmental	108	115
Others	77	68
Total	14,821	14,746

	Jan-Mar/2024	Jan-Mar/2023
Opening Balance	14,746	11,053
Additions	288	402
Use	(37)	(19)
Accruals and charges	277	278
Others	9	(2)
Translation adjustment	(462)	314
Closing Balance	14,821	12,026

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 40 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of March 31, 2024, the balance of production capacity held in guarantee in the NJP is US$ 7,686.

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of March 31, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	03.31.2024	12.31.2023
Tax	36,565	37,189
Labor	10,099	10,150
Civil	11,453	11,455
Environmental	1,381	1,427
Total	59,498	60,221

The main contingent liabilities are:

•	Tax matters comprising: (i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) disapproval of federal tax compensation; (v) collection of IRPJ and CSLL on transfer price; (vi) collection of ICMS involving several states; (vii) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (viii) deduction from the PIS and COFINS tax base, comprising ship-or-pay agreements and chartering of aircraft and vessels.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including unitization; (iii) regulation agencies fines, mainly ANP; (iv) collective and individual claims that discuss topics related to pension plans managed by Petros; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.
14.3.1.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created through collective bargaining with union entities and was approved at employee meetings, being finally put into practice by Petrobras in 2007, but started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF) which suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

In July 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision was published in March 2024, becoming final and unappealable. The Company monitors the application of the Supreme Federal Court decision in the lower courts.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of March 31, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 135, while the contingent liabilities amount to US$ 8,314.

14.4.	Class action and related proceedings
14.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action. The collective action moved to the discussion phase of merit issues.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

The Foundation cannot claim compensation under the class action, which will depend not only on a result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras reiterates its condition as a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court.

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to defend themselves vigorously.

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will vigorously defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in the three-month period ended March 31, 2024.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which is still pending judgement. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4.	Arbitrations proposed by non-controlling shareholders in Brazil

In the three-month period ended March 31, 2024, there were no events that changed the assessment and information of arbitrations proposed by non-controlling shareholders in Brazil. For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2023.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2024	12.31.2023
Onshore	430	447
Shallow waters	6,078	6,253
Deep and ultra-deep post-salt	10,414	10,872
Pre-salt	5,510	5,630
Total	22,432	23,202

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2024 Jan-Mar	2023 Jan-Mar
Opening balance	23,202	18,600
Adjustment to provision	71	7
Use of provisions	(393)	(224)
Interest accrued	267	202
Others	4	(3)
Translation adjustment	(719)	502
Closing balance	22,432	19,084
Current	2,054	−
Non-current	20,378	19,084

16.	Other assets and liabilities

Assets	03.31.2024	12.31.2023
Escrow account and/ or collateral	1,226	1,009
Advances to suppliers	1,776	1,814
Prepaid expenses	440	453
Derivatives transactions	96	92
Assets related to E&P partnerships	224	255
Others	244	262
	4,006	3,885
Current	1,761	1,570
Non-Current	2,245	2,315

Liabilities	03.31.2024	12.31.2023
Obligations arising from divestments	1,164	1,200
Contractual retentions	856	716
Advances from customers	520	692
Provisions for environmental expenses, research and development and fines	738	708
Other taxes	375	376
Unclaimed dividends	339	337
Derivatives transactions	102	62
Obligations arising from acquisition of equity interests	155	156
Various creditors	71	138
Others	522	520
	4,842	4,905
Current	2,912	3,015
Non-Current	1,930	1,890

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	−	87	2,930	4	2,005	5,026
Decommissioning costs - Additions to / review of estimates	−	−	−	63	−	63
Capitalized borrowing costs	−	−	374	−	−	374
Write-offs	(3)	(12)	(67)	(3)	(19)	(104)
Transfers (5)	17	626	(954)	426	−	115
Transfers to assets held for sale	−	2	(5)	−	−	(3)
Depreciation, amortization and depletion	(20)	(1,301)	−	(1,057)	(1,558)	(3,936)
Impairment reversal (note 19)	−	−	−	−	13	13
Translation adjustment	(83)	(1,805)	(686)	(1,243)	(944)	(4,761)
Balance at March 31, 2024	2,598	56,006	23,108	38,622	29,877	150,211
Cost	4,511	114,773	32,753	73,020	45,127	270,184
Accumulated depreciation and impairment (4)	(1,913)	(58,767)	(9,645)	(34,398)	(15,250)	(119,973)

Balance at December 31, 2022	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	111	2,071	−	945	3,127
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	268	−	−	268
Write-offs	−	(55)	(10)	(33)	(150)	(248)
Transfers (5)	40	207	(122)	104	(8)	221
Transfers to assets held for sale	(1)	(20)	(4)	(12)	−	(37)
Depreciation, amortization and depletion	(21)	(1,139)	−	(1,091)	(1,185)	(3,436)
Impairment recognition (note 19)	−	(15)	(5)	−	−	(20)
Impairment reversal (note 19)	−	17	−	−	−	17
Translation adjustment	68	1,467	453	1,010	511	3,509
Balance at March 31, 2023	2,624	55,720	17,489	38,418	19,325	133,576
Cost	4,476	108,349	26,295	69,235	30,969	239,324
Accumulated depreciation and impairment (4)	(1,852)	(52,629)	(8,806)	(30,817)	(11,644)	(105,748)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas.
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions to assets under construction are mainly due to investments in the production development of the Búzios field and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of drilling rigs for E&P operations and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia.

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (between 3 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at March 31, 2024	18,718	8,932	2,227	29,877
Cost	23,845	18,201	3,081	45,127
Accumulated depreciation and impairment	(5,127)	(9,269)	(854)	(15,250)
Balance at December 31, 2023	19,056	9,204	2,120	30,380
Cost	23,859	18,000	2,970	44,829
Accumulated depreciation and impairment	(4,803)	(8,796)	(850)	(14,449)

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Brava, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Mar/2024	Jan-Mar/2023
Opening balance	462	407
Additions/(Write-offs) on PP&E	18	(3)
Other income and expenses	10	17
Translation adjustments	(15)	11
Closing balance (1)	475	432
(1) Notably Berbigão, Sururu, Brava and Agulhinha.

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2024, the capitalization rate was 7.22% p.a. (6.85% p.a. for the three-month period ended March 31, 2023).

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	−	49	−	49
Capitalized borrowing costs	−	2	−	2
Transfers	−	2	−	2
Amortization	(1)	(33)	−	(34)
Translation adjustment	(75)	(20)	−	(95)
Balance at March 31, 2024	2,349	592	25	2,966
Cost	2,412	1,886	25	4,323
Accumulated amortization and impairment	(63)	(1,294)	−	(1,357)
Estimated useful life in years	(2)	5	Indefinite

Balance at December 31, 2022	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	1	38	−	39
Capitalized borrowing costs	−	3	−	3
Write-offs	(35)	−	−	(35)
Transfers	−	1	−	1
Amortization	(1)	(22)	−	(23)
Translation adjustment	67	13	−	80
Balance at March 31, 2023	2,555	472	24	3,051
Cost	2,613	1,644	24	4,281
Accumulated amortization and impairment	(58)	(1,172)	−	(1,230)
Estimated useful life in years	(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
19.	Impairment
Statement of income	Jan-Mar/2024	Jan-Mar/2023
Impairment (losses) reversals	9	(3)
Impairment of equity-accounted investments	17	2
Net effect within the statement of income	26	(1)
Losses	(5)	(21)
Reversals	31	20

Statement of financial position	Jan-Mar/2024	Jan-Mar/2023
Property, plant and equipment	13	(3)
Assets classified as held for sale	8	−
Investments	5	2
Net effect within the statement of financial position	26	(1)

The Company tests annually its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the three-month period ended March 31, 2024, net impairment reversals were recognized in the amount of US$ 26, mainly due to a US$ 13 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba, as well as a US$ 12 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18.8% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Mar/2024	Jan-Mar/2023
Property plant and equipment
Opening Balance	1,512	1,876
Additions	89	65
Write-offs	(23)	−
Transfers	-	(43)
Translation adjustment	(45)	50
Closing Balance	1,533	1,948
Intangible assets
Opening Balance	2,313	2,406
Write-offs	−	(36)
Translation adjustment	(72)	66
Closing Balance	2,241	2,436
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,774	4,384
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Mar/2024	Jan-Mar/2023
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(82)	(125)
Exploration expenditures written off (includes dry wells and signature bonuses)	(50)	(32)
Contractual penalties on local content requirements	(2)	-
Other exploration expenses	(1)	-
Total expenses	(135)	(157)
Cash used in:
Operating activities	83	125
Investment activities	127	65
Total cash used	210	190

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,715 (US$ 1,770 as of December 31, 2023), which is still in force as of March 31, 2024, net of commitments undertaken. As of March 31, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,701 (US$ 1,756 as of December 31, 2023) and bank guarantees of US$ 14 (US$ 14 as of December 31, 2023).

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2023	481	877	1,358
Investments	1	−	1
Transfer to assets held for sale	−	(11)	(11)
Restructuring, capital decrease and others	−	(3)	(3)
Results of equity-accounted investments	22	(115)	(93)
Translation adjustment	(1)	17	16
Other comprehensive income	−	(9)	(9)
Dividends	(23)	(1)	(24)
Balance at March 31, 2024	480	755	1,235
(1) It includes other investments.

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2022	546	1,020	1,566
Investments	5	3	8
Restructuring, capital decrease and others	−	(2)	(2)
Results of equity-accounted investments	24	11	35
Translation adjustment	1	(51)	(50)
Other comprehensive income	−	89	89
Dividends	(10)	−	(10)
Balance at March 31, 2023	566	1,070	1,636
(1) It includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

				03.31.2024	12.31.2023
	E&P	G&LCE	Corporate and other businesses	Total	Total
Assets classified as held for sale
Investments	−	11	−	11	−
Property, plant and equipment	324	−	−	324	335
Total	324	11	−	335	335
Liabilities on assets classified as held for sale
Finance debt	−	-	90	90	99
Provision for decommissioning costs	433	-	−	433	442
Total	433	−	90	523	541

23.1.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2024	Assets recognized in previous periods	Balance of contingent assets as of March 31, 2024

Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	21	246	383
Baúna field	November 2020	285	21	196	68
Miranga cluster	December 2021	85	15	70	−
Cricare cluster	December 2021	118	−	76	42
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	16	16	58
Albacora Leste field	January 2023	250	83	58	109
Norte Capixaba cluster	April 2023	66	−	22	44
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	April 2022	5,244	47	948	4,249
Total		6,953	203	1,720	5,030

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	03.31.2024	12.31.2023
Banking market	2,093	2,262
Capital market	3,052	3,130
Development banks (1)	664	698
Others	1	1
Total	5,810	6,091
Abroad
Banking market	6,409	6,303
Capital market	13,667	14,384
Export credit agency	1,705	1,870
Others	147	153
Total	21,928	22,710
Total finance debt	27,738	28,801
Current	4,914	4,322
Non-current	22,824	24,479
(1) It includes BNDES, FINAME and FINEP.

Current finance debt is composed of:

	03.31.2024	12.31.2023
Short-term debt	3	4
Current portion of long-term debt	4,435	3,776
Accrued interest on short and long-term debt	476	542
Total	4,914	4,322

The capital market balance is mainly composed of US$ 13,057 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,988 in debentures and US$ 942 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2025 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 86%, 2% and 12%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2024 and 2037, do not require collateral and are not convertible into shares or equity interests.

On March 31, 2024, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2023. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loans agreements of its wholly-owned subsidiary PGT.

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	2	−	2
Repayment of principal (1)	(143)	(724)	(867)
Repayment of interest (1)	(132)	(425)	(557)
Accrued interest (2)	125	400	525
Foreign exchange/ inflation indexation charges	57	46	103
Translation adjustment	(190)	(79)	(269)
Balance at March 31, 2024	5,809	21,929	27,738

	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	2	49	51
Repayment of principal (1)	(182)	(282)	(464)
Repayment of interest (1)	(118)	(372)	(490)
Accrued interest (2)	106	436	542
Foreign exchange/ inflation indexation charges	54	(29)	25
Translation adjustment	130	88	218
Balance at March 31, 2023	4,899	24,937	29,836
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the three-month period ended, the Company repaid several finance debts, in the amount of US$ 1,601.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Mar/2024			Jan-Mar/2023
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	2	(867)	(557)	51	(464)	(490)
Deposits linked to finance debt (1)		(140)	(37)		(286)	(80)
Net cash used in financing activities	2	(1,007)	(594)	51	(750)	(570)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.4.	Summarized information on current and non-current finance debt
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair Value

Financing in U.S.Dollars (US$):	2,967	2,670	1,459	2,149	1,533	9,048	19,826	19,774
Floating rate debt (2)	2,967	1,916	1,119	1,468	524	427	8,421
Fixed rate debt	−	754	340	681	1,009	8,621	11,405
Average interest rate p.a.	6.7%	6.2%	6.5%	5.9%	5.4%	6.6%	6.5%
Financing in Brazilian Reais (R$):	471	299	486	140	143	3,963	5,502	5,792
Floating rate debt (3)	81	143	140	39	39	2,484	2,926
Fixed rate debt	390	156	346	101	104	1,479	2,576
Average interest rate p.a.	6.5%	6.8%	6.9%	7.4%	7.6%	6.8%	6.9%
Financing in Euro (€):	15	298	−	−	133	462	908	917
Fixed rate debt	15	298	−	−	133	462	908
Average interest rate p.a.	4.6%	4.6%	0.0%	0.0%	4.6%	4.7%	4.6%
Financing in Pound Sterling (£):	21	7	585	−	−	889	1,502	1,469
Fixed rate debt	21	7	585	−	−	889	1,502
Average interest rate p.a.	6.1%	6.2%	6.2%	0.0%	0.0%	6.5%	6.3%
Total as of March 31, 2024	3,474	3,274	2,530	2,289	1,809	14,362	27,738	27,952
Average interest rate	6.5%	6.2%	6.5%	6.2%	6.0%	6.6%	6.5%
Total as of December 31, 2023	4,322	3,066	2,551	2,547	1,816	14,499	28,801	29,329
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%
(1)The average maturity of outstanding debt as of March 31, 2024 is 11.30 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 12,852 of March 31, 2024 (US$ 13,971 of December 31, 2023); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 15,100 as of March 31, 2024 (US$ 15,358 as of December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of March 31, 2024, 24% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 1.0% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2024	2025	2026	2027	2028	2029 and thereafter	03.31.2024	12.31.2023
Principal	3,194	3,122	2,587	2,344	1,942	14,956	28,145	29,181
Interest	1,338	1,579	1,446	1,198	995	15,175	21,731	22,541
Total (1)	4,532	4,701	4,033	3,542	2,937	30,131	49,876	51,722
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

24.5.	Lines of credit
						03.31.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (1)	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	400	−	400
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	400	−	400
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	66	−	66
Total				866	−	866
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 compared to the US$ 3,250 contracted in 2019. Thus, US$ 2,050 will be available for withdrawal from July 1st, 2023, to February 27, 2026.

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	442	1,331	1,773
Payment of principal and interest (1)	(703)	(1,204)	(1,907)
Interest expenses	140	414	554
Foreign exchange losses	93	846	939
Translation adjustment	(210)	(848)	(1,058)
Balance at March 31, 2024	6,554	27,546	34,100
Current			7,455
Non-current			26,645
(1) The Statement of Cash Flows comprises US$ 11 relating to changes on liabilities held for sale.

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	309	303	612
Payment of principal and interest	(506)	(883)	(1,389)
Interest expenses	112	252	364
Foreign exchange losses	(75)	(456)	(531)
Translation adjustment	160	452	612
Balance at March 31, 2023	6,020	17,493	23,513
Current			5,642
Non-current			17,871

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2024	2025	2026	2027	2028	2029 onwards	Total
Balance at March 31, 2024	5,882	6,607	4,919	3,595	2,827	26,418	50,248
Balance at December 31, 2023	7,442	6,137	4,547	3,367	2,708	25,939	50,140

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2024	03.31.2023
Variable payments	269	324
Up to 1 year maturity	31	18

Variable payments x fixed payments	14%	23%

At March 31, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 64,620 (US$ 65,358 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.2.

26.	Equity
26.1.	Share capital (net of share issuance costs)

As of March 31, 2024 and December 31, 2023, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of March 31, 2024, the Company held 135,209,269 treasury shares, amounting to US$ 969 (US$ 737 as of December 31, 2023), of which 222,760 are common shares and 134,986,509 are preferred shares.

26.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	03.31.2024	03.31.2023
Legal	12,846	11,574
Statutory - R&D	3,397	3,281
Statutory – Capital remuneration (1)	8,428	−
Tax incentives	1,998	1,677
Profit retention	43,038	43,038
Additional dividends proposed (1)	2,934	6,864
Total	72,641	66,434
(1) On April 25, 2024, the appropriation of net income relating to 2023 was approved at the Annual General Shareholders Meeting, changing the original appropriation proposed by the Company's Board of Directors, as detailed in note 30.

26.3.	Distributions to shareholders

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program is carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

During the three-month period ended March 31, 2024, the Company repurchased 30,849,600 preferred shares for the amount of US$ 232 including transaction costs (US$ 70 thousand).

Dividends relating to 2023

On April 25, 2024, the appropriation of net income relating to 2023 was approved at the Annual General Shareholders Meeting, as described in note 30.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2024	Jan-Mar/2023
Consolidated opening balance of dividends payable	3,539	4,171
Opening balance of dividends payable to non-controlling shareholders	38	2
Opening balance of dividends payable to shareholders of Petrobras	3,501	4,169
Payments made	(3,455)	(4,192)
Monetary restatement	68	30
Transfers to unclaimed dividends	(13)	(17)
Withholding income taxes over interest on capital and monetary restatement (1)	(7)	(3)
Translation adjustment	(94)	13
Closing balance of dividends payable to shareholders of Petrobras	−	−
Closing balance of dividends payable to non-controlling shareholders	20	−
Consolidated closing balance of dividends payable	20	−

In the three-month period ended March 31, 2024, Petrobras paid the two installments of anticipated dividends relating to the third quarter of 2023, as well as residual dividend payments from previous periods.

Unclaimed dividends

As of March 31, 2024, the balance of dividends not claimed by shareholders of Petrobras is US$ 339 recorded as other current liabilities, as described in note 16 (US$ 241 as of December 31, 2023). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Mar/2024	Jan-Mar/2023
Changes in unclaimed dividends
Opening balance	337	241
Prescription	−	−
Transfers from dividends payable	13	17
Translation adjustment	(11)	7
Closing Balance	339	265

26.4.	Earnings per share
		Jan-Mar/2024			Jan-Mar/2023
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	2,755	2,027	4,782	4,188	3,153	7,341
Weighted average number of outstanding shares	7,442,231,382	5,477,508,412	12,919,739,794	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.37	0.37	0.37	0.56	0.56	0.56
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	0.74	0.74	0.74	1.12	1.12	1.12
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which is ongoing at the Company.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. To manage market and financial risks, the Company prefers structuring measures through adequate capital and leverage management.

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1.	Derivative financial instruments

Assets and liabilities

	03.31.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(13)	20
Closed derivatives transactions awaiting financial settlement	7	10
Recognized in Statements of Financial Position	(6)	30
Other assets (note 16)	96	92
Other liabilities (note 16)	(102)	(62)

The following table presents the details of the open derivative financial instruments held by the Company as of March 31, 2024, and represents its risk exposure:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Derivatives not designated for hedge accounting
Future contracts - total (1)	(1,500)	(1,053)	(9)	1
Long position/Crude oil and oil products	11,002	2,527	−	-	2024
Short position/Crude oil and oil products	(12,502)	(3,580)	−	-	2024
Swap (2)					−
Short position/ Soybean oil	(2)	(1)	−	−	2024
Options (2)
Long put/ Soybean oil	(1)	−	-	−	2024
Forward contracts (3)
Short position/Foreign currency forwards (BRL/USD)	(2)	(1)	−	-	2024
Swap (3)		-		−
Swap - CDI X IPCA	R$ 3,008	R$ 3,008	68	68	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 729	US$ 729	(73)	(49)	2024/2029
Total open derivative transactions			(14)	20
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons.
(3) Amounts in US$ and R$ are presented in million.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Profit or loss

Gains/ (losses) recognized in the statement of income
	Jan-Mar/2024	Jan-Mar/2023
Commodity derivatives
Other commodity derivative transactions - Note 27.2.1 (a)	5	79
Recognized in Other Income and Expenses	5	79
Currency derivatives
Swap CDI x Dollar - Note 27.2.2 (b)	(1)	16
Others	−	(1)
	(1)	15
Interest rate derivatives
Swap - CDI X IPCA	(20)	7
	(20)	7
Cash flow hedge on exports -Note 27.2.2 (a)	(697)	(1,154)
Recognized in Net finance income (expense)	(718)	(1,132)
Total open derivative transactions	(713)	(1,053)

Comprehensive income

Gains/ (losses) recognized in other comprehensive income
	Jan-Mar/2024	Jan-Mar/2023
Cash flow hedge on exports - Note 27.2.2 (a)	(1,325)	2,622

Collateral

Guarantees given as collateral
	03.31.2024	12.31.2023
Commodity derivatives	64	18

27.2.	Market risks
27.2.1.	Risk management of products prices

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

b)	Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on March 31, 2024. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(104)	(208)
Future and forward contracts	Soybean oil - price changes	-	−	(1)
Option	Soybean oil	-	-	-
Forward contracts	Foreign currency - depreciation BRL x USD	-	−	−
		−	(104)	(209)

27.2.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2024, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 4.9962 exchange rate are set out below:

		Present value of hedging instrument notional value at 03.31.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2024 to March 2034	64,538	322,447

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	4,098	20,305
Exports affecting the statement of income	(2,672)	(13,191)
Principal repayments / amortization	(2,026)	(10,023)
Foreign exchange variation	-	10,006
Amounts designated as of March 31, 2024	64,538	322,447
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2024	83,193	415,647

In the three-month period ended March 31, 2024, the Company recognized a US$ 8 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 98 gain in the same period of 2023).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 55.44%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2024 is set out below:

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2023	(18,210)	6,190	(12,020)
Recognized in Other comprehensive income	(2,022)	688	(1,334)
Reclassified to the statement of income - occurred exports	697	(237)	460
Balance at March 31, 2024	(19,535)	6,641	(12,894)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(26,527)	9,020	(17,507)
Recognized in Other comprehensive income	1,468	(499)	969
Reclassified to the statement of income - occurred exports	1,154	(393)	761
Balance at March 31, 2023	(23,905)	8,128	(15,777)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2024-2028, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2024 is set out below:

	2024	2025	2026	2027	2028	2029 onwards	Total
Expected realization	(5,235)	(4,375)	(3,444)	(4,007)	(2,446)	(28)	(19,535)

b)	Information on ongoing contracts

As of March 31, 2024, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

In July 2023, the 1st repurchase plan for these debentures was closed. During the term of this plan, which started in July 2022, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 435 b.p. and 869 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP Exchange rate (IPCA x USD)	(10)	(20)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the counterparts, which effect is immaterial.

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (20% and 40% changes in the foreign exchange rates prevailing on March 31, 2024, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Risk	Financial Instruments	Exposure at 03.31.2024	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Dollar/Real	Assets	9,077	(48)	1,815	3,631
	Liabilities	(103,069)	540	(20,614)	(41,228)
	Exchange rate - Cross currency swap	(602)	3	(120)	(241)
	Cash flow hedge on exports	64,538	(338)	12,908	25,815
	Total	(30,056)	157	(6,011)	(12,023)

Euro/Dollar	Assets	1,206	44	241	482
	Liabilities	(2,129)	(78)	(426)	(851)
	Total	(923)	(34)	(185)	(369)

Pound/Dollar	Assets	1,528	44	306	611
	Liabilities	(3,009)	(87)	(602)	(1,204)
	Total	(1,481)	(43)	(296)	(593)

Pound/Real	Assets	1	−	−	−
	Liabilities	(28)	(1)	(6)	(11)
	Total	(27)	(1)	(6)	(11)

Euro/Real	Assets	4	−	1	2
	Liabilities	(10)	−	(2)	(4)
	Total	(6)	−	(1)	(2)

Peso/Dollar	Assets	14	(7)	(2)	(4)
	Total	14	(7)	(2)	(4)
Total at March 31, 2024		(32,479)	72	(6,501)	(13,002)
(1) At March 31, 2024, the probable scenario was computed based on the following risks: R$ x U.S. dollar - a 0.52% appreciation of the real; peso x U.S. dollar - a 91,2% depreciation of the peso; euro x dollar: a 3.7% appreciation of the euro; pound sterling x U.S. dollar - a 2.9% appreciation of the pound sterling; real x euro: a 3.1% depreciation of the real; real x pound sterling - a 2.4% depreciation of the real;. Source: Focus and Thomson Reuters.
27.2.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a twelve-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, maintaining all other variables constant.

The following table presents the amounts to be disbursed by Petrobras with the payment of interest related to debts with floating interest rates at March 31, 2024:

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	17	20	23
SOFR 3M (2)	97	126	156
SOFR 6M (2)	122	146	169
SOFR O/N (2)	353	494	636
CDI	214	299	384
TR	6	8	10
TJLP	61	85	110
IPCA	97	135	174
	967	1,313	1,662
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
(2) It represents the Secured Overnight Financing Rate.

27.3.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The maturity schedules for the Company’s undiscounted finance debt and lease liability are presented in note 24.4 and 25, respectively.

27.4.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Interest rate derivatives	-	68	-	68
Balance at March 31, 2024	-	68	-	68
Balance at December 31, 2023	1	68	−	69

Liabilities
Foreign currency derivatives	-	(73)	-	(73)
Commodity derivatives	(9)	−	-	(9)
Balance at March 31, 2024	(9)	(73)	-	(82)
Balance at December 31, 2023	−	(49)	−	(49)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		03.31.2024		12.31.2023
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	70	1	45	4
Other associates and joint ventures	78	10	95	10
Subtotal	148	11	140	14
Brazilian government – Parent and its controlled entities
Government bonds	1,795	−	1,819	−
Banks controlled by the Brazilian Government	15,600	1,783	15,526	2,119
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	274	−	278	−
Brazilian Federal Government (1)	3	308	−	1,378
Pré-Sal Petróleo S.A. – PPSA	−	45	−	28
Others	144	81	138	80
Subtotal	17,816	2,217	17,761	3,605
Petros	62	243	64	305
Total	18,026	2,471	17,965	3,924
Current	2,674	320	2,684	1,676
Non-Current	15,352	2,151	15,281	2,248
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	2024	2023
	Jan-Mar	Jan-Mar
Joint ventures and associates
Petrochemical companies (associates)	827	889
Other associates and joint ventures	20	9
Subtotal	847	898
Brazilian government – Parent and its controlled entities
Government bonds	46	53
Banks controlled by the Brazilian Government	16	6
Petroleum and alcohol account - receivables from the Brazilian Government	4	11
Brazilian Federal Government	(28)	(17)
Pré-Sal Petróleo S.A. – PPSA	9	(110)
Others	(10)	(39)
Subtotal	37	(96)
Petros	(5)	(4)
Total	879	798
Revenues, mainly sales revenues	841	894
Purchases and services	3	2
Income (expenses)	(5)	(148)
Foreign exchange and inflation indexation charges, net	(27)	(43)
Finance income (expenses), net	67	93
Total	879	798

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the MME. The total compensation is set out as follows:

					Parent Company
		Jan-Mar/2024			Jan-Mar/2023
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	0.8	0.1	0.9	0.7	−	0.7
Social security and other employee-related taxes	0.2	−	0.2	0.2	−	0.2
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Benefits due to termination of tenure	−	−	−	0.1	−	0.1
Total compensation recognized in the statement of income	1.1	0.1	1.2	1.1	−	1.1
Total compensation paid (1)	1.1	−	1.1	1.0	−	1.0
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	7.00	16.00	9.00	5.00	14.00
(1) It includes Variable Compensation Program (PPP) for Executive Officers.

In the three-month period ended March 31, 2024, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 2.6 (US$ 2.4 for the same period of 2023).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 93 thousand for the three-month period ended March 31, 2024 (US$ 111 thousand with tax and social security costs). For the same period of 2023, the total compensation concerning these members was US$ 119 thousand (US$ 143 thousand with tax and social security costs).

On April 25, 2024, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.6, R$ 43.21 million, from April 2023 to March 2024 (US$ 8.9, R$ 44.99 million, from April 2022 to March 2023, approved on April 27, 2023).

29.	Supplemental information on statement of cash flows
	Jan-Mar/2024	Jan-Mar/2023
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	363	201
Transactions not involving cash
Lease	1,909	923
Provision for decommissioning costs	63	7
Use of tax credits and judicial deposit for the payment of contingency	37	19
Earn Out related to Atapu and Sépia fields	48	−

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Mar/2024	Jan-Mar/2023
Depreciation of Property, plant and equipment	3,936	3,436
Amortization of Intangible assets	34	23
Capitalized depreciation	(562)	(497)
Depreciation of right of use - recovery of PIS/COFINS	(46)	(38)
Depreciation, depletion and amortization in the Statements of Cash Flows	3,362	2,924

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Subsequent events

Appropriation of the results for the year 2023

On April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, the appropriation of the results for 2023 with a change to the management's original proposal made on March 7, 2024, of dividends referring to the application of the Shareholder Remuneration Policy formula (US$ 14,754), adjusting it to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (US$ 4,244). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is US$ 18,998 (equivalent to US$ 1.4634 per outstanding preferred and common share), as per the table below:

	Amount per Share	Amount
Anticipated dividends approved throughout 2023, including indexation to the SELIC interest rate, and paid until March 2024	0.9076	11,820
Dividends approved on March 7, 2024 (1) (2)	0.2270	2,934
Total dividends referring to the application of the Shareholder Remuneration Policy formula	1.1346	14,754
Extraordinary dividends (2)	0.3288	4,244
Total dividends relating to 2023	1.4634	18,998
(1) The amount per share of dividends was updated in relation to that disclosed in the financial statements for 2023 due to the current share repurchase program.
(2) The dates of the shareholding position of the dividends referring to the application of the Policy formula and extraordinary dividends are April 25 and May 2, 2024, respectively.

Following the Annual General Shareholders Meeting, the amount of dividends to be paid as complementary dividends is US$ 7,178, equivalent to US$ 0.5558 per outstanding preferred and common share, considering the dividends referring to the application of the Policy formula (US$ 2,934) and extraordinary dividends (US$ 4,244). This amount will be paid in two equal installments in May and June 2024, updated by the Selic rate from December 31, 2023 until the date of actual payments.

Distribution of remuneration to shareholders

On May 13, 2024, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,615, or R$ 13,446 million (US$ 0.2026 per outstanding preferred and common shares, or R$ 1.0416), based on the net income for the three-month period ended March 31, 2024, considering the application of the Shareholder Remuneration Policy formula (US$ 2,847) and the deduction of the shares repurchased by the Company during the period (US$ 232), excluding transaction costs, as presented in the following table:

	Date of approval	Date of record	Amount per common and preferred share	Amount
Interim dividends	05.13.2024	06.11.2024	0.0870	1,123
Interim interest on capital	05.13.2024	06.11.2024	0.1156	1,492
Total anticipated dividends			0.2026	2,615

These dividends and interest on capital will be paid in two equal installments, on August and September 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year, and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

The amount of dividends and interest on capital per share may vary until the date of record due to the share repurchase program, which may reduce the number of outstanding shares.

47

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2024, the related condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2024 and 2023, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated April 11, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2023, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

May 13, 2024

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer